October 9, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549

Re: Quotient Technology Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed February 16, 2018

Form 10-Q for the Period Ended June 30, 2018

Filed August 3, 2018

File No. 001-36331

Ladies and Gentlemen:

On behalf of Quotient Technology Inc. (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 27, 2018 (the “Comment Letter”), relating to the Company’s annual report on Form 10-K for the year ended December 31, 2017 and the quarterly report on Form 10-Q for the period ended June 30, 2018.

The Company’s response to the Staff’s comment is as follows (the numbered paragraph below corresponds to the numbered paragraph of the Comment Letter, which has been retyped herein in bold italics for your ease of reference).

Form 10-Q for the Period Ended June 30, 2018

Notes to Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page 8

1.

We note a reference to setup fees on page 46 of your Form 10-K for the year ended December 31, 2017. It is unclear if these are the same as coupon activation fees described on page 9. Please help us better understand the nature of services associated with setup fees, including whether they are recurring or one-time. If material, please revise your future filings to describe the timing of revenue recognition associated with these fees. Please refer to ASC 606-10-50-18 and 50-19.

Quotient Technology Inc.    400 Logue Avenue, Mountain View, CA 94043   O 650.605.4600    F 650.605.4700    W quotient.com

Staff of the Securities and Exchange Commission

Re: Quotient Technology Inc.

October 9, 2018

RESPONSE

We respectfully acknowledge the Staff's comment. We have reviewed and considered the question raised by the Staff in the Comment Letter and set forth below our response thereto.

Nature of services associated with setup fees and the materiality of those fees:

The Company’s arrangements with customers for digital promotions require the Company to set up campaigns using its proprietary platform for delivering digital coupons to consumers through its network of publishers and retail partners. The pricing for such arrangements generally includes a) coupon setup fees and b) coupon transaction fees. Coupon setup fees are one-time charges assessed on a per-campaign basis for the creation of digital coupons and setting up the campaign on the Company’s proprietary platform for tracking related transactions. Coupon transaction fees are per-unit fees that are due upon activation or redemption of digital coupons. Coupon transaction fees are charged to customers as consumers select, activate, or redeem a coupon through the Company’s platform by either saving it to a retailer loyalty account for automatic digital redemption, or printing it for physical redemption at a retailer. The Company recognizes revenues related to coupon setup fees over time, proportionally, on a per transaction basis, using the number of authorized transactions per insertion order, commencing on the date of the first coupon transaction for that order. The Company recognizes revenues for coupon transaction fees at a point in time as consumers activate or redeem coupons.

Services related to coupon setup fees in customer arrangements are not considered a distinct performance obligation as the customer cannot benefit from the coupon setup services either on their own or with resources that are readily available to the customer. Unless the related digital coupon campaigns start, there is no identifiable economic benefit transferred to the customer. As a result, the Company determined that setup activities along with the related digital coupon campaigns represent a single combined performance obligation.

Historically, coupon setup fees were immaterial as a percentage of consolidated revenue as they represented approximately 3%, 4% and 5% of our consolidated revenue for the fiscal years ended December 31, 2017, 2016 and 2015, respectively. These setup fees also represented 4% of our consolidated revenue for each of the six-month periods ended June 30, 2018 and 2017. The Company expects coupon setup fees to continue to decline as a percentage of consolidated revenue in the future periods.

Beginning with the Company’s Form 10-Q for the period ended September 30, 2018 and in future filings, we will enhance our disclosure in our revenue recognition footnote to provide clarity on what coupon setup fees represent and the timing of revenue recognition. See below for our proposed disclosure to be included in future filings with language around coupon set up fees in bold and italicized font for ease of review.

Staff of the Securities and Exchange Commission

Re: Quotient Technology Inc.

October 9, 2018

Our proposed disclosure for the Promotion Revenue in our Revenue Footnote (to be included in future filings beginning with our Form 10-Q for the period ended September 30, 2018):

Promotion Revenue

The Company generates revenue from promotions, in which consumer packaged goods brands, or CPGs, pay the Company to deliver coupons to consumers through its network of publishers and retail partners. The Company generates revenues, as consumers select, activate, or redeem a coupon through its platform by either saving it to a retailer loyalty account for automatic digital redemption, or printing it for physical redemption at a retailer. The pricing for promotion arrangements generally includes both coupon setup fees and coupon transaction fees. Coupon setup fees are related to the creation of digital coupons and set up of the underlying campaign on Quotient’s proprietary platform for tracking of related activations or redemptions. The Company recognizes revenues related to coupon setup fees over time, proportionally, on a per transaction basis, using the number of authorized transactions per insertion order, commencing on the date of the first coupon transaction. Coupon transaction fees are generally determined on a per unit activation or per redemption basis and are generally billed monthly. Insertion orders generally include a limit on the number of activations, or times consumers may select a coupon.

Promotion revenues also include the Company’s Specialty Retail business, in which specialty stores including clothing, electronics, home improvement and others that offer coupon codes that the Company distributes. Each time a consumer makes a purchase using a coupon code, a transaction occurs, and a distribution fee is generally paid to the Company. The Company generally generates revenues when a consumer makes a purchase using a coupon code from its platform and completion of the order is reported to the Company. In the same period that it recognizes revenues for the delivery of coupon codes, it also estimates and records a reserve, based upon historical experience, to provide for end-user cancelations or product returns which may not be reported until a subsequent date. The Company presents sales returns reserve as a liability effective the first quarter ended March 31, 2018 versus a contra-asset within accounts receivable, net of allowance for doubtful accounts on the consolidated balance sheet for the year ended December 31, 2017.

* * * * *

If you have any questions regarding the foregoing, please do not hesitate to contact me at 650-605-4555.

Sincerely yours,

/s/ Ronald Fior

Ronald Fior,
Chief Financial Officer

Staff of the Securities and Exchange Commission

Re: Quotient Technology Inc.

October 9, 2018

cc:	Quotient Technology Inc.
Mir Aamir, President and Chief Executive Officer
Connie Chen, General Counsel, Compliance Officer and Secretary

Cooley LLP
Carlton Fleming, Esq.

Ernst & Young LLP
Tara Murphree